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+852.3551.8690

WRITER’S EMAIL

ning.zhang@morganlewis.com

September 14, 2022

Confidential

Ms. Sisi Cheng

Mr. Martin James

Mr. Bradley Ecker

Mr. Sergio Chinos

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Intchains Group Limited (CIK No. 1895597)
Registration Statement on Form F-1 (File No. 333-265756)

Dear Ms. Cheng, Mr. James, Mr. Ecker and Mr. Chinos:

On behalf of our client, Intchains Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 12, 2022 on the Company’s amendment No. 3 to the registration statement on Form F-1 initially filed on September 2, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing herewith amendment No. 4 (“Amendment No. 4”) to the Registration Statement via EDGAR to the Commission.

Abu Dhabi    Almaty    Beijing    Boston    Brussels     Century City    Chicago    Dallas    Dubai    Frankfurt    Hartford     Hong Kong     Houston    London    Los Angeles

Miami    New York    Nur-Sultan    Orange County     Paris    Philadelphia    Pittsburgh    Princeton    San Francisco    Seattle    Shanghai     Silicon Valley    Singapore

Tokyo    Washington, DC    Wilmington

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 4 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 4.

Capitalization

1.	Please address the following:

•	Revise your capitalization table to separately disclose the components of equity, including Class A and Class B ordinary shares, that will be issued and outstanding following the offering;

•

Reconcile the 7,150,000 pro forma as adjusted shares issued and outstanding parenthetically disclosed in the capitalization table with the 124,797,000 shares outstanding immediately after this offering disclosed on page 11;

•	Expand footnote (2) to disclose the pro forma shares issued and outstanding in the event the underwriter’s overallotment option is exercised in full; and

•	Revise footnote (3) to describe and quantify each adjustment made to determine the pro forma as adjusted additional paid-in capital amount.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 58 and 59 of the Amendment No. 4.

If you have any questions regarding the Amendment No. 4, please contact the undersigned by phone at +852.3551.8690 or via e-mail at ning.zhang@morganlewis.com.

Very truly yours

By:	/s/ Ning Zhang
Ning Zhang Partner

cc:	Qiang Ding, Chairman and Chief Executive Officer, Intchains Group Limited
Chaowei Yan, Chief Financial Officer, Intchains Group Limited
Mr. Howard Leung, Mazars USA LLP
Mr. Lawrence Venick, Loeb & Loeb LLP
Ms. Louise L. Liu, Morgan, Lewis & Bockius

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